Exhibit 99.1

510 Burrard St, 3rd Floor
Date: May 6, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DEJOUR ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 08, 2015
Record Date for Voting (if applicable) :	May 08, 2015
Beneficial Ownership Determination Date :	May 08, 2015
Meeting Date :	June 29, 2015 (AMENDED)
Suite 598 - 999 Canada Place
Meeting Location (if available) :	Vancouver, B.C.
V6C 3E1
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	24486R103	CA24486R1038

Sincerely,

Computershare
Agent for DEJOUR ENERGY INC.